P.E. 1/30/02

CONFORMED COPY



02012845

01-13918

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: January 30, 2002

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

ALBERTA ENERGY COMPANY LTD.
(Translation of registrant's name into English)

3900, 421 - 7th Avenue S.W.

Calgary, Alberta, Canada T2P 4K9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ______ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Exhibit Index is on page 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA ENERGY COMPANY LTD.
(Registrant)

By: *[/s/ Linda H. Mackid]*

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: January 31, 2002

Form 6-K Exhibit Index

Exhibit No.		Page
1.	News Release dated January 30, 2002 referenced as PanCanadian, AEC Post Guidance on Web sites".	5

Exhibit 1





NEWS RELEASE

PanCanadian, AEC post guidance on Web sites

CALGARY, January 30, 2002 – Alberta Energy Company Ltd. (AEC) (TSE/AEC; NYSE/AOG) and PanCanadian Energy Corporation (PanCanadian) (TSE/PCE; NYSE/PCX) have posted their 2002 principal operating assumptions on their corporate Web sites. The document outlines AEC's and PanCanadian's operating assumptions with respect to the proposed merger of the two companies, announced January 27, 2002. PanCanadian also has posted an updated company specific 2002 guidance document, dated January 30, 2002, on its Web site.

The documents are posted on the following Web sites:

www.pancanadianenergy.com
under Investor Hub

www.aec.ca
on the investor relations page

Advisory

In the interest of providing Alberta Energy Company Ltd. (AEC) and PanCanadian Energy Corporation (PanCanadian) shareholders and potential investors with information regarding each company, including management's assessment of each company's future plans and operations, certain statements contained in this document are 'forward-looking statements', within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, and represent each company's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the companies' future economic performance.

The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause each company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in each company's marketing operations; imprecision of reserves estimates; each company's ability to replace and expand oil and gas reserves; each company's ability to generate sufficient cash flow from operations to meet its current and future obligations; each company's ability to access external sources of debt and equity capital; the risk that the companies' businesses will not be integrated successfully and that the anticipated synergies will not be realized; costs related to the proposed merger; failure of the AEC or PanCanadian shareholders or the court to approve the proposed merger; failure to obtain any required regulatory approvals for the proposed merger; and such other risks or uncertainties described from time to time in each company's reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission. Accordingly, shareholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

For further information
Investor Relations

Alberta Energy Company Ltd.
Greg Kist
Manager, Corporate Relations
403-266-8495
gregkist@aec.ca

PanCanadian Energy Corporation
Audra Hyde
Director, Investor Relations
403-290-3244
audra_hyde@pancanadianenergy.com